SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Founder Funds Trust
ADDRESS OF PRINCIPAL BUSINESS OFFICE:	25 Highland Park Village, Suite 100-587 Dallas, Texas 75205
TELEPHONE NUMBER:	(866) 315-5322
NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	Michael C. Monaghan 25 Highland Park Village, Suite 100-587 Dallas, Texas 75205

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes                                       ☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President and Sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Dallas and State of Texas on this 21st day of July 2025.

Founder Funds Trust

/s/ Michael C. Monaghan
By: Michael C. Monaghan
       President & Sole Trustee

ATTEST: /s/ Michael C. Monaghan

Name Michael C. Monaghan

Title:  Secretary